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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

National Semiconductor Corporation

(Name of Issuer)

Common Stock, $0.50 par value

(Title of Class of Securities)

637640103

(Cusip Number)

Ralph V. Whitworth
Relational Investors, LLC
11975 El Camino Real, Suite 300
San Diego, CA 92130
(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637640103			Page 2 of 17

1.	Name of Reporting Person: Relational Investors, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,025,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 13,025,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,025,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.09%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 637640103			Page 3 of 17

1.	Name of Reporting Person: Relational Investors, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,794,935

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 5,794,935

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,794,935

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.15%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103			Page 4 of 17

1.	Name of Reporting Person: Relational Fund Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 115,170

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 115,170

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 115,170

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.06%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103			Page 5 of 17

1.	Name of Reporting Person: Relational Coast Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 190,102

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 190,102

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 190,102

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.10%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103			Page 6 of 17

1.	Name of Reporting Person: Relational Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 209,660

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 209,660

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 209,660

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.11%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103			Page 7 of 17

1.	Name of Reporting Person: RH Fund 1, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,706,412

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,706,412

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,706,412

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.93%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103			Page 8 of 17

1.	Name of Reporting Person: RH Fund 2, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,447,604

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 3,447,604

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,447,604

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.88%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103			Page 9 of 17

1.	Name of Reporting Person: Relational Investors III, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 208,032

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 208,032

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 208,032

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.11%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 637640103			Page 10 of 17

1.	Name of Reporting Person: Ralph V. Whitworth		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 13,025,000

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 13,025,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,025,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.09%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 637640103			Page 11 of 17

1.	Name of Reporting Person: David H. Batchelder		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 13,025,000

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 13,025,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,025,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.09%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. . 637640103			Page 12 of 17

1.	Name of Reporting Person: Joel L. Reed		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 13,025,000

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 13,025,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,025,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.09%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 637640103			Page 13 of 17

1.	Name of Reporting Person: James J. Zehentbauer		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 13,025,000

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 13,025,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,025,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.09%

14.	Type of Reporting Person (See Instructions): IN

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended and supplemented as follows:

     The Reporting Persons jointly filed an amendment to this Schedule 13D on June 20, 2003 disclosing that the Reporting Persons had nominated two persons for election to the board of directors of National Semiconductor Corporation (the “Company”) at the 2003 Annual Meeting of Stockholders. Prior to filing that amendment, the Reporting Persons prepared proxy solicitation materials for the election of such nominees, but did not file them with the Securities and Exchange Commission.

     As discussed in the prior amendment, the Reporting Persons and the Company entered into good faith discussions to find a mutually agreeable alternative whereby the Reporting Persons’ concerns regarding the Company and its business could be addressed and a proxy contest could be avoided. On July 21, 2003, the Reporting Persons and the Company entered into an agreement whereby, among other things, the Reporting Persons agreed to withdraw the nomination of its candidates for election to the board, and the Company agreed to have periodic meetings with representatives of the Reporting Persons to discuss any concerns they may have. In addition, the agreement provides that under certain circumstances, the Reporting Persons could nominate a candidate for election to the board at the 2004 Annual Meeting of Stockholders, and such nominee would be included in the Company’s proxy materials for that meeting. If elected at the 2004 Annual Meeting, and if requested by the Reporting Persons, the Reporting Persons’ nominee also would be included in the Company’s recommended slate of directors for the 2005 Annual Meeting of Stockholders. The agreement will terminate in the event that the Reporting Persons cease to own 5% of the currently outstanding shares of the Company.

     A copy of the agreement is attached as Exhibit 1 to this amendment and is incorporated herein by this reference.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

The following Exhibit is filed herewith:

     1.       Letter Agreement, dated July 21, 2003

SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: July 22, 2003

RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.
RH FUND 1, L.P.
RH FUND 2, L.P.
RELATIONAL INVESTORS III, L.P.

By:	RELATIONAL INVESTORS, LLC as general partner to each, except as the sole managing member of the general partner of Relational Investors III, L.P.

	By:	/s/ Ralph V. Whitworth

Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth

Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth

Ralph V. Whitworth

/s/ David H. Batchelder

David H. Batchelder

/s/ Joel L. Reed

Joel L. Reed

/s/ James J. Zehentbauer

James J. Zehentbauer

EXHIBIT INDEX

Exhibit No.	Description

1.	Letter Agreement, dated July 21, 2003